SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares
American Depositary Shares
(Title of Class of Securities)

703248203
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
4,709,859

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
4,709,859

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,709,859

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,746,880

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
8,746,880

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,746,880

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
8,746,880

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
8,746,880

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,746,880

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to equity shares with a par value of Rs. 2 each (the "Common Stock"), of Patni Computer Systems Limited (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. and its wholly-owned subsidiaries (collectively, "Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of February 9, 2012 and amends and supplements the Schedule 13D filed on October 26, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                                    $38,412,216

Elliott International Working Capital            $70,802,194

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,709,859 shares of Common Stock.  The 4,709,859 shares of Common Stock individually beneficially owned by Elliott constitute 3.5% of the outstanding shares of Common Stock.  The 4,709,859 shares of Common Stock individually beneficially owned by Elliott are held by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 8,746,880 shares of Common Stock, which constitute 6.5% of all of the outstanding shares of Common Stock.  The 8,746,880 shares are held by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International.

Collectively, Elliott, Elliott International and EICA beneficially own 13,456,739 shares of Common Stock constituting 9.9% of all of the outstanding Shares.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days other than those previously disclosed in this Schedule 13D are set forth on Schedule 1 attached hereto.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 15, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days other than those previously disclosed in this Schedule 13D

The following transactions were effected by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott Associates, L.P.:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
10-Feb-2012	ES	2,476	471.370771 Rs
10-Feb-2012	ES	4,341	471.241417 Rs
09-Feb-2012	ES	17,541	470.766862 Rs
09-Feb-2012	ES	5,209	471.329545 Rs
08-Feb-2012	ES	5,910	471.324584 Rs
08-Feb-2012	ES	4,646	471.269488 Rs
07-Feb-2012	ES	10,000	468.275800 Rs
07-Feb-2012	ES	9,250	468.998095 Rs
06-Feb-2012	ES	7,000	467.865243 Rs
06-Feb-2012	ES	4,550	467.814145 Rs
03-Feb-2012	ES	17,500	467.886522 Rs
02-Feb-2012	ES	9,000	466.293322 Rs
02-Feb-2012	ES	8,819	466.267864 Rs
01-Feb-2012	ES	1,855	466.353235 Rs
01-Feb-2012	ES	557	466.334129 Rs
31-Jan-2012	ES	4,404	464.433535 Rs
31-Jan-2012	ES	11,000	465.542373 Rs
30-Jan-2012	ES	23,000	460.396552 Rs
30-Jan-2012	ES	5,000	458.332270 Rs
27-Jan-2012	ES	12,590	470.194050 Rs
24-Jan-2012	ES	4,688	471.273057 Rs
23-Jan-2012	ES	5,953	471.292436 Rs
20-Jan-2012	ES	3,850	471.309634 Rs
19-Jan-2012	ES	3,352	471.359511 Rs
19-Jan-2012	ES	745	471.284322 Rs
18-Jan-2012	ES	8,543	470.882856 Rs
18-Jan-2012	ES	6,857	471.319529 Rs
17-Jan-2012	ES	1,398	471.336989 Rs
13-Jan-2012	ES	1,900	470.244958 Rs
12-Jan-2012	ES	11,315	467.797200 Rs
11-Jan-2012	ES	8,785	466.310150 Rs
10-Jan-2012	ES	13,000	466.378450 Rs
05-Jan-2012	ES	243	451.237490 Rs
04-Jan-2012	ES	1,760	451.237500 Rs
03-Jan-2012	ES	854	451.220562 Rs
02-Jan-2012	ES	10,968	446.630702 Rs
30-Dec-2011	ES	19,320	447.164601 Rs

29-Dec-2011	ES	17,331	443.979059 Rs
28-Dec-2011	ES	9,529	445.584862 Rs
27-Dec-2011	ES	727,325	444.643799 Rs
27-Dec-2011	ES	34,044	444.251583 Rs
26-Dec-2011	ES	4,438	444.211354 Rs
23-Dec-2011	ES	10,186	443.915107 Rs
22-Dec-2011	ES	61,132	446.066059 Rs
21-Dec-2011	ES	10,272	446.215769 Rs
20-Dec-2011	ES	24,430	446.157560 Rs
19-Dec-2011	ES	14,681	445.989857 Rs
16-Dec-2011	ES	3,120	443.853106 Rs

ES = Equity Share

All of the above transactions were effected on the open market.

The following transactions were effected by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, L.P:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
10-Feb-2012	ES	12,659	471.241323 Rs
09-Feb-2012	ES	42,250	470.766868 Rs
08-Feb-2012	ES	19,605	471.324556 Rs
07-Feb-2012	ES	35,750	468.998114 Rs
06-Feb-2012	ES	21,450	467.814146 Rs
03-Feb-2012	ES	4,500	467.886491 Rs
03-Feb-2012	ES	28,000	470.708779 Rs
02-Feb-2012	ES	10,736	466.353322 Rs
02-Feb-2012	ES	22,355	466.267900 Rs
01-Feb-2012	ES	4,480	466.333692 Rs
31-Jan-2012	ES	27,073	464.433623 Rs
31-Jan-2012	ES	1,534	466.252934 Rs
30-Jan-2012	ES	14,000	465.782671 Rs
30-Jan-2012	ES	38,000	460.396542 Rs
27-Jan-2012	ES	22,410	470.194063 Rs
27-Jan-2012	ES	15,000	471.359633 Rs
24-Jan-2012	ES	2,330	471.273155 Rs
24-Jan-2012	ES	195	471.289744 Rs
23-Jan-2012	ES	2,265	471.292640 Rs
23-Jan-2012	ES	941	471.287673 Rs
20-Jan-2012	ES	150	471.308800 Rs
20-Jan-2012	ES	7,000	471.282033 Rs
19-Jan-2012	ES	7,610	471.283790 Rs
18-Jan-2012	ES	28,600	470.882831 Rs
17-Jan-2012	ES	2,596	471.337157 Rs
13-Jan-2012	ES	1,228	471.370261 Rs
13-Jan-2012	ES	2,300	470.373548 Rs
12-Jan-2012	ES	21,014	467.797209 Rs
11-Jan-2012	ES	16,315	466.334887 Rs
10-Jan-2012	ES	24,143	466.647002 Rs
05-Jan-2012	ES	451	451.236896 Rs
04-Jan-2012	ES	2,322	451.237446 Rs
04-Jan-2012	ES	948	451.232236 Rs
03-Jan-2012	ES	825	451.192424 Rs
03-Jan-2012	ES	763	451.220760 Rs
02-Jan-2012	ES	3,207	446.436595 Rs
02-Jan-2012	ES	17,163	446.630679 Rs
30-Dec-2011	ES	22,380	447.164618 Rs
30-Dec-2011	ES	13,500	447.437778 Rs
29-Dec-2011	ES	29,361	443.979055 Rs
29-Dec-2011	ES	2,824	441.750637 Rs
28-Dec-2011	ES	14,222	445.584878 Rs

28-Dec-2011	ES	3,474	445.615556 Rs
27-Dec-2011	ES	1,350,747	444.643800 Rs
27-Dec-2011	ES	10,434	444.293862 Rs
27-Dec-2011	ES	52,789	444.251590 Rs
26-Dec-2011	ES	6,641	444.211182 Rs
26-Dec-2011	ES	1,600	444.213750 Rs
23-Dec-2011	ES	11,392	443.915071 Rs
23-Dec-2011	ES	7,524	443.793163 Rs
22-Dec-2011	ES	82,464	446.066061 Rs
22-Dec-2011	ES	31,068	440.973997 Rs
21-Dec-2011	ES	7,239	446.216292 Rs
21-Dec-2011	ES	11,838	446.215759 Rs
20-Dec-2011	ES	3,482	446.216289 Rs
20-Dec-2011	ES	41,888	446.157574 Rs
19-Dec-2011	ES	9,454	446.056061 Rs
19-Dec-2011	ES	17,802	445.989849 Rs
16-Dec-2011	ES	2,361	445.505273 Rs
16-Dec-2011	ES	3,433	443.853061 Rs

ES = Equity Share

All of the above transactions were effected on the open market.